Article III, Section 1 of the Company's Bylaws has been amended and replaced in its entirety by the following:


         Section 1. Number and Term. The corporation shall be managed by a Board of Directors, all of whom must be natural persons at least 18 years of age. Directors need not be residents of the State of Delaware or stockholders of the corporation. The number of directors of the corporation shall be not less than one nor more than twelve. Subject to such limitations, the number of directors may be increased or decreased by resolution of the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director. Each director shall hold office until the next annual meeting of shareholders or until his successor has been elected and qualified.